Aesther Healthcare Acquisition Corp.

September 10, 2021

VIA EDGAR

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Attn: Ms. Pam Long

Washington D.C. 20549

Phone: (202) 551-3765

Re:	Aesther Healthcare Acquisition Corp.
Form S-1 Registration Statement
File No. 333-258012

Acceleration Request

Request Date: Tuesday, September 14, 2021

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aesther Healthcare Acquisition Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Tuesday, September 14, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer